Exhibit 99.1

ParaZero DefendAir Impresses German Bundesländer Police Leadership in Live Demonstration Organized by The Israeli Ministry of Defense

Kfar Saba, Israel, Dec. 12, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, today announced the successful demonstration of its advanced DefendAir counter-UAS (C-UAS) system at a high-profile event organized by the International Defense Cooperation Directorate (SIBAT) at the Israel Ministry of Defense’s (IMOD) demonstration facility in Israeli.

The demonstration showcased ParaZero’s innovative DefendAir technology to a delegation of more than 45 senior officers and officials, representing all 16 constituent states that form the Federal Republic of Germany. This event illustrated ParaZero’s growing leadership in providing cutting-edge drone defense solutions to European law enforcement and security agencies amid rising concerns over unauthorized UAS threats to public safety and critical infrastructure.

During the live showcase, ParaZero’s DefendAir system, a portable, non-explosive solution that deploys a net to safely capture and neutralize hostile drones, performed flawlessly in simulated real-world scenarios. The system demonstrated rapid deployment, high accuracy, and seamless integration with existing security protocols.

Hosted by SIBAT, the event highlighted Israeli defense innovations tailored to global security needs, fostering direct collaboration between Israeli technology leaders like ParaZero and international partners. The German delegation, which included key decision-makers from federal and regional police forces, witnessed firsthand the DefendAir’s performance and were given a technical brief of the system’s possible capabilities, signalling potential pathways for adoption and procurement in Europe’s largest economy.

“This successful demonstration represents ParaZero’s dedication to expanding to the European defense market,” said Ariel Alon, CEO of ParaZero. “The positive recognition from Germany’s police leadership validates the effectiveness of our DefendAir system in addressing evolving aerial threats. We are excited about the opportunities this opens for strategic partnerships and deployments that enhance public safety worldwide.”

ParaZero’s DefendAir is part of its broader portfolio of autonomous safety and counter-UAS technologies, designed to protect urban environments, military installations, and civilian assets from drone incursions. Building on recent successes, including substantial orders from global defense corporations and strategic distribution agreements in Western Europe, this event reinforces the Company’s commitment to innovation and international collaboration.

ParaZero plans to continue the conversation with its German partners and will attend the “Enforce Tac” in Nuremberg this upcoming February.

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About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its growing leadership in providing cutting-edge drone defense solutions to European law enforcement and security agencies, potential pathways for adoption and procurement of ParaZero’s technologie, s in Europe’s largest economy, ParaZero’s dedication to expanding to the European defense market, opportunities for strategic partnerships and deployments that enhance public safety worldwide, the Company’s commitment to innovation and international collaboration and ParaZero’s plans to continue the conversation with its German partners. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty

Investor Relations

michal@efraty.com